Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands except ratios)

	Year ended December 31,
	2007		2006	2005	2004		2003
Consolidated earnings (loss)	$135,075		$(18,851)	$(5,192)	$68,612		$48,756
Consolidated fixed charges	107,570		90,736	74,499	63,431		53,835

Ratio of consolidated earnings to fixed charges	1.3	x	N/M	N/M	1.1	x	N/M

Deficiency	—		109,587	79,691	—		5,079

Calculation of consolidated earnings (loss):
Consolidated income (loss) from continuing operations before income tax	$27,505		$(109,587)	$(79,691)	$5,181		$(5,079)
Consolidated fixed charges	107,570		90,736	74,499	63,431		53,835

Consolidated earnings (loss)	$135,075		$(18,851)	$(5,192)	$68,612		$48,756

Calculation of fixed charges:
Interest expense	$6,335		$3,791	$3,045	$882		$1,164
Estimated interest component of rent expense	100,768		86,372	70,867	62,260		52,396
Amortization of debt discounts / premium	49		191	193	—		—
Amortization of capitalized deferred finance costs	418		382	394	289		275

Fixed charges	$107,570		$90,736	$74,499	$63,431		$53,835